SHUTTLE PHARMACEUTICALS, INC.

1 RESEARCH COURT, SUITE 450

ROCKVILLE, MD 20850

February 13, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Suzanne Hayes

Ms. Mary Beth Breslin

Re:	Shuttle Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed December 9, 2016

File No. 333-215027

Ladies and Gentlemen:

In response to the Staff’s letter of January 7, 2017, Shuttle Pharmaceuticals, Inc. (the “Company”) hereby files Amendment No. 1 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Prospectus Cover Page

Comment:

1.          Although you describe your offering as a best efforts offering that requires no minimum number of shares to be subscribed for, you also state that you will not consummate any sale until you have received subscription and payment for at least 1,125,000 shares. This appears to be a minimum sale contingency. Accordingly, please revise your description of the offering to remove the language indicating there is no minimum number of shares to be sold in the offering. Further, expand your disclosure to describe the terms of the segregated or escrow account in which you will hold the purchasers’ funds until the minimum threshold is reached and the date by which the minimum must be reached. Also describe the terms under which you will return investors’ funds in the event the minimum is not reached.

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2017

Response:

In response to the Staff’s comment, the Company has revised the description of the offering and added disclosure regarding the escrow of investors’ funds on the prospectus cover page, in the subsection of the “Prospectus Summary” entitled “The Offering – Plan of Distribution” and in the “Plan of Distribution” section of the prospectus.

Comment:

2.          Please describe briefly on the cover page and in more detail in the “Plan of Distribution” section on page 76 how the shares will be marketed and how your executive officers and directors will identify potential investors in the offering. Please also tell us whether Mr. Starkweather will be participating in the sales of your securities, and if so, tell us the basis for his reliance on the safe harbor in Rule 3a4-1 in light of his involvement with S5 Capital Group.

Response:

The Company has added the requested disclosure regarding the marketing of the shares on the cover page and the “Plan of Distribution” section on page 76 of the prospectus. Mr. Starkweather may participate in the marketing of the shares and the identification of potential investors. However, he is not acting as a broker or dealer and will not receive compensation related to his participation in the sale of the shares. Furthermore, S5 Capital Group is not a broker or dealer.

Overview, page 4

Comment:

3.          In light of the discussion of your competitors on page 55, please revise to disclose the basis for your belief that your product candidates are “first-in-class.”

Response:

The requested disclosure was added to the “Overview” subsection of the “Prospectus Summary” on page 4 and the “Overview” subsection of “Business” on page 47 of the prospectus.

Comment:

4.          We note your reference to Doranidazole as your second product candidate. However, we also note that the clinical trials for Doranidazole are currently being conducted by Pola Pharmaceuticals, Inc. and it does not appear that you have yet exercised your exclusive option from Pola to license Doranidazole for development and commercialization in the U.S. Accordingly, please revise your disclosure to clarify your current ownership rights with respect to Doranidazole and whether you have negotiated a commercialization and development license with Pola.

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2017

Response:

In response to the Staff’s comments, the Company had added additional information regarding the option from Pola Pharma, Inc. to license Doranidazole in the “Overview” subsection of the “Prospectus Summary” on page 4 and the “Overview” subsection of “Business” on page 47 of the prospectus. The Company notes that the terms of the license agreement with Pola are under negotiation.

Use of Proceeds, page 41

Comment:

5.          Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each product candidate and indication.

Response:

In response to the Staff’s comment, the requested disclosure was added to the “Use of Proceeds” section on page 41.

Comment:

6.          It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please revise to make this clear, if true, and disclose the amounts and sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response:

In response to the Staff’s comment, the requested disclosure was added to the “Use of Proceeds” section on page 41 of the prospectus.

Capitalization, page 42

Comment:

7.          Please ensure that the balance sheet information presented herein is consistent with your balance sheet presented on page F-12. In addition, ensure that the pro forma as adjusted table reflects the conversion of debt and common stock previously outstanding.

Response:

The Company has made revisions to the capitalization table on page 42 of the prospectus in accordance with the Staff’s comments.

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Comparison of Nine Months Ended September 30, 2015 and 2016, page 44

Comment:

8.          Please explain the factors underlying the significant changes in your line items on the financial statements. Identifying the types of costs that fluctuated between the periods does not appear sufficient to understand the changes in your operations.

Response:

As requested by the Staff, the Company has expanded the disclosure regarding the changes in the line items on the financial statements on page 44 of the prospectus.

Business, page 47

Comment:

9.          Please revise to provide a description of the clinical trials that you have conducted and their current status, including the primary purpose of the trials, when they were conducted, the number of patients, the primary and secondary endpoints, and whether such endpoints were achieved. In addition, please disclose the date the IND was filed and identify the applicable indication, or explain why an IND was not required for such trial.

Response:

In response to the Staff’s comment, the Company has expanded the scope of the description of the clinical trials and the additional requested disclosure in the “Business” section of the prospectus.

Intellectual Property, page 54

Comment:

10.         Please revise your disclosure to identify the anticipated patent expiration dates and the type of patent protection, such as composition of matter, use, or process, for each of your patent applications.

Response:

The Company has added additional information regarding the patent applications in the “Intellectual Property” section of the prospectus on page 54.

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2017

Directors and Executive Officers, page 64

Comment:

11.         With respect to your officers and directors, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised the “Directors and Executive Officers” section on page 64 of the prospectus to include the information requested.

Comment:

12.         Please revise to expand and clarify the business experience during the past five years for Michael J. Starkweather. For instance, it appears that during that time period, Mr. Starkweather had been an officer and director of Golden Global Corporation and other entities, and we note from your website that he is a senior partner of a consulting firm he founded. See Item 401(e)(1) and (2) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised the “Directors and Executive Officers” section on page 64 of the prospectus to include the information requested with respect to Mr. Starkweather.

Comment:

13.         Please provide the disclosure required by Item 401(f)(1) with respect to Mr. Starkweather. In this regard, we note the Form 8-K filed on January 4, 2016.

Response:

In response to the Staff’s comment, we have revised the “Directors and Executive Officers” section on page 64 of the prospectus to include the information requested with respect to Mr. Starkweather.

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2017

Certain Relationships and Related Transactions, page 72

Comment:

14.         We note that Dale S. Bergman, a partner at the law firm that will be providing the legal opinion on the validity of the securities that are being registered, signed your Articles of Incorporation as the sole incorporator and thus appears to be a promoter as defined by Rule 405 of Regulation C. Please disclose this relationship and the nature and amount of anything of value received or to be received by him, directly or indirectly, and anything that you received from him. Please refer to Item 404(c) of Regulation S-K. In addition, please update your disclosure under the heading of Experts on page 78 to indicate that the counsel which will be providing the opinion of the validity of the securities being registered is a promoter. Please refer to Item 509 of Regulation S-K.

Response:

In response to the Staff’s comment, we advise the Staff that Mr. Bergman signed the Articles of Incorporation in solely an administrative and ministerial capacity in connection with the conversion of the Company from a limited liability company to a corporation and therefore is not a promoter as defined by Rule 405 of Regulation C.

Financial Statements for the Fiscal Year Ended December 31, 2015

Notes to Financial Statements

Note 1 Nature of Organization

Operations, page F-7

Comment:

15.         Please disclose the significant terms of the option rights you acquired from Pola Pharma, including your rights and obligations, the costs you incurred under the agreement, exercise price. Also, please clarify if the option has been exercised. Refer to ASC 808-50-1.

Response:

The Company has added a description of the significant terms of the agreement with Pola Pharma to Note 1 on page F-7 of the prospectus. In addition, the Company has noted herein that it has not yet exercised the option.

Note 3 Summary of Significant Accounting Policies

Research and Development Expenses, page F-8

Comment:

16.        Please disclose the significant terms of all of the SBIR contracts, including:

•	The duration of the contract;
•	The amount of the contract, including the maximum reimbursement available;
•	Description of how the reimbursement amount is determined;
•	Timing of the reimbursements;
•	The amount of reimbursement received as of the most recent balance sheet date;
•	The conditions of the contracts; and
•	Whether there is a repayment obligation.

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2017

Refer to ASC 730-20-50. In addition, please explain to us the basis for your accounting treatment for reimbursements. Please cite any applicable accounting literature used.

Response:

We have added a description of the significant terms of the SBIR contracts and included the requested explanation regarding accounting treatment of reimbursements in Note 3 on page F-8.

Comment:

17.         Please also disclose the significant terms of the collaboration agreement with Brown University – Lifespan/Rhode Island Hospital and Georgetown University. Refer to ASC 808-50-1.

Response:

A description of the significant terms of the collaboration agreement has been added to Note 3 on page F-8.

Financial Statements for the Quarterly Period Ended September 30, 2016

Balance Sheets, page F-12

Comment:

18.         Please tell us why December 31, 2015 equity section presented herein and on page 12 does not agree to the information presented on page F-3.

Response:

Upon the conversion of the Company from a limited liability company to a corporation, the equity section of the balance sheet has been shown to reflect the shares issued. The Company presented a reclassification of the December 31, 2015 equity section of the balance sheet to show the classification of total members equity as previously presented and to reflect the presentation after the conversion for the September 30, 2016 balance sheet. The Company has added a related disclosure to Note 9 on page F-19.

Notes to Financial Statements

Note 3 Summary of Significant Accounting Policies

Income Taxes, page F-18

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2017

Comment:

19.        Since you state on page F-15 that you are no longer a LLC, but a corporation, please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure contained in Note 3 on page F-18.

Recent Sales of Unregistered Securities, page II-1

Comment:

20.        Please provide disclosure pursuant to Item 701 of Regulation S-K with respect to the shares issued in the conversion transaction that occurred in August 2016 as mentioned in Note (7) on page F-11, as well as any securities sold in the 2015 offering mentioned in Note (2) on page F-7.

Response:

The Company has added a disclosure related to the shares issued in the August 2016 conversion transaction on page II-1. The reference to a 2015 offering was deleted since it did not occur and there were no securities sold.

Exhibits, page II-2

Comment:

21.        Please file as exhibits your agreement with Pola Pharmaceuticals, Inc., the SBIR contracts, and the agreement with Brown University – Lifespan/Rhode Island Hospital and Georgetown University. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company has filed the requested documents as exhibits to the registration statement.

Other Comments

Comment:

22.        Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

Division of Corporation Finance

February 13, 2017

Response:

As of the date of this letter, there have not been any written communications to potential investors. The Company will provide copies of any future written communications.

Comment:

23.         Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company has provided graphic, visual or photographic information on page 52 and 53 of the registration statement.

If you have any further questions or comments, kindly contact the undersigned at (240) 403-4212 or our counsel, Dale S. Bergman, Esq. of Gutierrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

SHUTTLE PHARMACEUTICALS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M. D.
Chief Executive Officer